July 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Andi Carpenter
Hugh West
Thomas Jones
Jay Ingram

Re:	Fitell Corporation
Amendment No. 6 to Registration Statement on Form F-1
Filed July 12, 2023
File No. 333-267778

Dear Sir and Madam:

On behalf of Fitell Corporation, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 8 to Registration Statement on Form F-1 (the “Amended F-1”) in response to the comment of the staff (the “Staff”), dated July 25, 2023, with reference to the Company’s Amendment No. 6 to Registration Statement on Form F-1 filed with the Commission on July 12, 2023.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.

Amendment No. 6 to Registration Statement on Form F-1 filed July 12, 2023

Executive Compensation, page 66

1. Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has updated the executive compensation disclosure to reflect the most recently completed fiscal year on page 66 of the Amended F-1.

We thank the Staff for its review of the foregoing and believe the Amended F-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned at (216) 387-0823 or lshih@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Guy Adrian Robertson
Chief Executive Officer
Fitell Corporation